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
                                                 [THE HARTFORD LOGO]
                                                 Shane E. Daly
                                                 Counsel
July 14, 2006                                    Law Department
                                                 Direct Dial: (860)
                                                 843-8336
VIA OVERNIGHT MAIL                               Fax: (860) 843-8665

Mr. Michael L. Kosoff
Staff Attorney--Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-4644

Re: Post-Effective Amendment No. 17 to the Registration Statement on Form N-4 for Hartford Life Insurance Company Separate Account Two (File No. 033-
    59541) ("Prototype Registration Statement")

Dear Mr. Kosoff:

Enclosed is one copy of the above-referenced Prototype Registration Statement that was filed with the Securities and Exchange Commission by Hartford Life
Insurance Company ("Hartford") as Post-Effective Amendment No. 17 on July 14,
2006 pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933.
This Prototype Registration Statement is filed in conjunction with Hartford's request, dated July 14, 2006, for permission to file post-effective amendments to certain other registration statements on Form N-4 pursuant to paragraph
(b)(1)(vii) of Rule 485. A copy of Hartford's (b)(1)(vii) request is attached.

For your reference, Hartford has included one copy of the Prototype
Registration Statement's prospectus, redlined to show the changes from Post-
Effective Amendment No. 16, which was filed on April 7, 2006. Page numbers below refer to the redlined copy of the Prototype Registration Statement's prospectus. Capitalized terms used and not otherwise defined are consistent with the defined terms set forth in the Prototype Registration Statement's prospectus.

Hartford is filing the Registration Statement in order to modify disclosure with respect to Sub-Account transfers as well as fees and payments received by Hartford from underlying mutual fund families. The new disclosure with respect to Sub-Account transfers appears under the subsection of the prospectus entitled "The Contracts" on page 20. The new disclosure regarding fees and payments received by Hartford from underlying mutual fund families appears under the subsection of the prospectus entitled "The Funds" on page 13.

Except for the material revisions noted above and as shown in the red-lined copies of the Registration Statements, the disclosure in each Registration
Statement is the same as the disclosure in the currently effective Registration
Statements that have been previously reviewed by the Commission. Hartford will also include other non-material changes in the Registration Statements.
Therefore, pursuant to Investment Company Act Release No. 13768, Hartford respectfully requests selective review of each Registration Statement.

Financial statements and certain exhibits will be filed by amendment.

                                       1



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If you have any comments or questions regarding these filings, please call me at (860) 843-8336, or Christopher Grinnell at (860) 843-5445.

Very truly yours,

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
/s/ Shane E. Daly
-----------------------------
Shane E. Daly

Enclosures

cc: Christopher Grinnell, Esq.

                                       2


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
                                                 [THE HARTFORD LOGO]
                                                 Shane E. Daly
                                                 Counsel
July 14, 2006                                    Law Department
                                                 Direct Dial: (860)
                                                 843-8336
VIA OVERNIGHT MAIL                               Fax: (860) 843-8665

William James Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W., Room 10162
Washington, D.C. 20549

Re: Request Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933

Dear Mr. Kotapish:

We are writing to you on behalf of Hartford Life Insurance Company ("Hartford") and the following registrants, Hartford Life Insurance Company Separate Account
Two, Hartford Life Insurance Company Separate Account DC Variable Account I, and Hartford Life Insurance Company Separate Account Eleven ("Registrants"), to respectfully request permission to file post-effective amendments to the registration statements on Form N-4 listed below ("Registration Statements") under Rule 485(b)(1)(vii) under the Securities Act of 1933 ("Securities Act"):

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
                                        SECURITIES ACT NO. (FORM N-4)
                                                  033-19943
                                                  033-19944
                                                  033-19946
                                                  033-19947
                                                  033-19948
                                                  033-19949
                                                  333-72042

The post-effective amendments to the Registration Statements will contain revisions that may render them ineligible to be filed under Rule 485(b).(1)
However, Hartford believes the revisions will be "substantially identical"(2) to revisions that will be set forth in the post-effective amendment to the registration statement on Form N-4 (File No. 033-59541) (the "Prototype
Registration Statement").

------------

(1) Please see Exhibit A for a description of those changes contained in the Prototype Registration Statement that Hartford and the Registrants propose to make to the above Registration Statements if this request is granted.

(2) Hartford and the Registrants may need to make minor, non-material revisions to each of the Registration Statements above because slight differences in the products would make the disclosure inconsistent if the changes in the Prototype Registration Statement were incorporated exactly as it appears in the Prototype Registration Statement. Any changes from the Prototype
    Registration Statement would most likely result from differences in the use of terminology between products.



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Granting permission to file post-effective amendments to the Registration
Statements under Rule 485(b) will reduce Securities and Exchange Commission
("Commission") staff time and effort in reviewing substantially identical disclosure for each of the Registration Statements. We believe the process proposed by this letter is to the mutual benefit of both the Commission staff and the Registrants.

Rule 485(b)(1)(vii) gives the Commission discretionary authority to permit certain types of post-effective amendments that are not otherwise eligible to be filed under Rule 485(b), to become effective automatically on the date upon which they are filed or at a later date designated by the registrant.(3)
Registrants are instructed to make requests for permission to file post-effective amendments under Rule 485(b)(1)(vii) by a letter to the Division of Investment Management (the "Division").(4) The Commission staff has also encouraged registrants to file "prototype registration statements" when they are "simultaneously making a number of filings that contained identical changes, rendering separate staff review of each filing duplicative."(5)

The Commission's exercise of its authority under Rule 485(b)(1)(vii) would permit, for example, substantially identical revisions contained in post-effective amendments filed by a number of funds in a fund complex to become effective upon filing without Division review if the Division had previously had an opportunity to review one of them.(6) Here, the term "fund" would relate to a registration statement filed by a registered open-end management investment company, unit investment trust or separate account as defined in section 2(a)(37) of the Investment Company Act of 1940.(7) Hartford and each Registrant undertake to make the following representations in support of this request:

    o Because the post-effective amendments to the Registration Statements are substantially identical to the Prototype Registration Statement, the Registrant will be able to revise the post-effective amendments to the Registration Statements effectively to reflect Commission staff comments made on the Prototype Registration Statement.

    o The Registrant will make corresponding changes to the post-effective amendments to the Registration Statements in response to comments made by the Commission staff on the Prototype Registration Statement.

    o The post-effective amendments to the Registration Statements will not contain any changes other than those changes discussed in this request which would make the post-effective amendments ineligible to be filed under Rule 485(b).

Thank you for your consideration in this matter. Please call me at (860) 843-
8336 if you have any questions with respect to this request.

Very truly yours,

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
/s/ Shane E. Daly
-----------------------------
Shane E. Daly


------------

(3) See Securities Act Release No. 7083, Investment Company Act Release No. 20486 (August 17, 1994) (the "Release"); See also Securities Act Release No. 7448 (October 11, 1997) (redesignating former paragraph (b)(1)(ix) as paragraph (b)(1)(vii).

(4) Id.

(5) General guidance to variable annuity, variable life, and other insurance company investment contract registrants in connection with the preparation of disclosure documents and other filings, Section III.D.2, (November 7, 1996).

(6) See Release at footnote 9.

(7) Rule 485(b) provides, in relevant part that "a post-effective amendment to a registration statement filed by a registered open-ended investment company, unit investment trust or separate account as defined by section
    2(a)(37) of the Investment Company Act shall become effective...."

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                                  EXHIBIT A

Below is a red-lined summary of the particular revisions made to the Prototype Registration Statement (Form N-4, No. 033-59541) that we propose to make to the Form N-4 Registration Statements referenced in this Rule 485(b)(1)(vii) letter dated July 14, 2006. The sections below refer to the sections set forth in the Prototype Registration Statement.

SECTION IN REGISTRATION STATEMENT: PART A PROSPECTUS--"CAN I TRANSFER FROM ONE SUB-ACCOUNT TO ANOTHER?"

DISCLOSURE:

CAN I TRANSFER FROM ONE SUB-ACCOUNT TO ANOTHER?

You may make transfers between the Sub-Accounts offered in this Contract according to our policies and procedures as amended from time to time.

WHAT IS A SUB-ACCOUNT TRANSFER?

A Sub-Account transfer is a transaction requested by you that involves reallocating part or all of your Participant Account value among the underlying Funds available in your Contract.

You may transfer from one Sub-Account to another during the Accumulation Period. Your transfer request will be processed on the day that it is received in good order as long as it is received on a Valuation Day before the close of the New York Stock Exchange. Otherwise, your request will be processed on the following Valuation Day. We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.

HOW DO I TRANSFER FROM ONE SUB-ACCOUNT TO ANOTHER?

Subject to our current policies and procedures, you can transfer the values of your Sub-Account allocations between or among the Sub-Accounts or the General Account option during the Accumulation Period. You can make these transfers and changes in allocations by:

    o written request,

    o by calling 1-800-528-9009, or

    o where available, electronically by Internet through our web site at retire.hartfordlife.com.

We or our agents and affiliates will not be responsible for losses resulting from acting upon telephone or electronic requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone or electronically are genuine. The procedures we follow for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape-recorded. Transfer requests initiated electronically require a personal identification number.

If available under your Employer's Plan, you may also transfer amounts to a Related Participant Directed Account Option. The Related Participant Directed Account Option may not be available in all states, or in all Contracts.

WHAT HAPPENS WHEN I REQUEST A SUB-ACCOUNT TRANSFER?

When you request a Sub-Account transfer, Hartford sells shares of the underlying Fund that makes up the Sub-Account you are transferring from and buys shares of the underlying Fund that makes up the Sub-Account you want to transfer into.

Each day, many Participants request Sub-Account transfers. Some request transfers into a particular Sub-Account, and others request transfers out of a particular Sub-Account. In addition, each day some



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Participants allocate Contributions to Sub-Accounts, and others request
Surrenders. Hartford combines all the requests to transfer out of a Sub-Account along with all Surrenders from that Sub-Account and determines how many shares of that Sub-Account's underlying Fund Hartford would need to sell to satisfy all Participants' "transfer-out" requests. At the same time, Hartford also combines all the requests to transfer into a particular Sub-Account or Contributions allocated to that Sub-Account and determines how many shares of that Sub-Account's underlying Fund Hartford would need to buy to satisfy all Participants' "transfer-in" requests.

In addition, many of the underlying Funds that are available as investment options in the Contracts are also available as investment options in other variable annuity contracts, variable life insurance policies, group funding agreements and other products offered by Hartford. Each day, investors and participants in these other products engage in transactions similar to the Sub-Account transfers described for Participants.

Hartford takes advantage of its size and available technology to combine the sales of a particular underlying Fund for many of the variable annuities, variable life insurance policies, group variable annuity contracts, group funding agreements or other products offered by Hartford. We also combine many of the purchases of that particular underlying Fund for all the products we offer. We then "net" those trades. This means that we sometimes reallocate shares of an underlying Fund within the accounts at Hartford rather than buy new shares or sell shares of the underlying Fund.

For example, if we combine all transfer-out requests and Surrenders of a Stock Fund Sub-Account with all other sales of that underlying Fund from all the other products available at Hartford, we may have to sell $1 million dollars of that Fund on any particular day. However, if other Participants and the owners of other products offered by Hartford, want to purchase or transfer-in an amount equal to $300,000 of that Fund, then Hartford would send a sell order to the underlying Fund for $700,000, which is a $1 million sell order minus the purchase order of $300,000.

WHAT RESTRICTIONS ARE THERE ON MY ABILITY TO MAKE A SUB-ACCOUNT TRANSFER?

You should be aware that there are important restrictions on your ability to make a Sub-Account transfer.

FIRST, YOU MAY MAKE ONLY ONE SUB-ACCOUNT TRANSFER EACH DAY. HARTFORD LIMITS EACH PARTICIPANT TO ONE SUB-ACCOUNT TRANSFER EACH DAY. Hartford counts all Sub-Account transfer activity that occurs on any one day as one Sub-Account transfer, except you cannot transfer the same Participant Account value more than once a day.

For example, if the only transfer you make on a day is a transfer of $10,000 from one Sub-Account into another Sub-Account, it would count as one Sub-Account transfer. If, however, on a single day you transfer $10,000 out of one Sub-Account into five other Sub-Accounts (dividing the $10,000 among the five other Sub-Accounts however you chose), that day's transfer activity would count as one Sub-Account transfer. Likewise, if on a single day you transferred $10,000 out of one Sub-Account into ten other Sub-Accounts (dividing the $10,000 among the ten other Sub-Accounts however you chose), that day's transfer activity would count as one Sub-Account transfer. Conversely, if you have $10,000 in Participant Account value distribution among 10 different Sub-Accounts and you request to transfer the Participant Account value in all those Sub-Accounts into one Sub-Account, that would also count as one Sub-Account transfer.

However, you cannot transfer the same Participant Account value more than once in one day. That means if you have $10,000 in a Money Market Fund Sub-Account and you transfer all $10,000 into a Stock Fund Sub-Account, on that same day you could not then transfer the $10,000 out of the Stock Fund Sub-Account into another Sub-Account.

SECOND, WE HAVE IMPLEMENTED POLICIES DESIGNED TO RESTRICT EXCESSIVE SUB-ACCOUNT TRANSFERS. You should not purchase or become a Participant under this Contract if you want to make frequent Sub-Account transfers for any reason. In particular, we do not want you to purchase or become a Participant under this Contract if you plan to engage in market timing, which includes frequent transfer activity into and out of the same underlying Fund, or engaging in frequent Sub-Account transfers in order to exploit inefficiencies in the pricing of the underlying Fund.

We attempt to curb frequent transfers in the following way:

THE 20 TRANSFER RULE--We will employ the "20 Transfer Rule" to help curb frequent Sub-Account transfers. Under this policy, you are allowed to submit a total of 20 Sub-Account transfer requests each calendar year for your Participant Account by any of the following methods: U.S. Mail, Voice Response Unit, Internet or telephone. Once these 20 Sub-Account transfers have been requested, you may submit any additional Sub-Account transfer requests only in writing by U.S. Mail or overnight delivery service. Transfer requests by telephone, Voice Response Unit, via the Internet or sent by same day mail or courier service will not be accepted. If you want to cancel a written Sub-Account transfer, you must also cancel it in writing by U.S. Mail or overnight delivery service. We will process the cancellation request as of the day we receive it in good order.

We actively monitor Participant's compliance with this policy. We will send you a letter after your 10th Sub-Account transfer to remind you of our Sub-Account transfer policy. After your 20th transfer request, our computer system will not allow you to do another Sub-Account transfer by telephone, Voice Reesponse Unit or via the Internet. You will be instructed to send your Sub-Account transfer request by U.S. Mail or overnight delivery service.

We will apply the 20 Transfer Rule to your Participant Account during the period starting June 1, 2006 until the beginning of the next calendar year. Each calendar year, we reset your transfers to allow 20 new Sub-Account transfers.

We may make changes to this policy at any time.

The Contracts provide for a Transfer Fee of $5 that applies to each transfer in excess of 12 made in a Participant Contract Year. We do not currently charge the $5 Transfer Fee.

In addition, for Contracts issued or amended on or after May 1, 1992:

    o Transfers of assets presently held in the General Account option, or which were held in the General Account option at any time during the preceding three months, to any account that we determine is a competing account, may be prohibited. We do not currently enforce this prohibition.

    o Similarly, transfers of assets presently held in any account during the preceding three months, that we determine is a competing account, to the General Account option, may be prohibited. We do not currently enforce this prohibition.

We may limit the maximum amount transferred or distributed from the General Account option under a Participant Account to 1/6 of such portion of the Participant Account held in the General Account option in any one Participant Contract Year.

THIRD, MANY OF THE UNDERLYING FUNDS HAVE IMPLEMENTED POLICIES DESIGNED TO RESTRICT EXCESSIVE TRADING. You should not purchase or become a Participant under this Contract if you want to make frequent Sub-Account transfers for any reason. In particular, Hartford does not want you to purchase or become a Participant under this Contract if you plan to engage in "market timing," which includes frequent transfer activity into and out of the same underlying Fund, or engaging in frequent Sub-Account transfers in order to exploit inefficiencies in the pricing of the underlying Fund.

Hartford is bound by the Contracts with respect to frequent transfers of Participant Account value. Other than the restrictions described above, our Contracts do not allow us to limit or restrict the total number of transfers of Participant Account value. However, regardless of the number of Sub-Account transfers you have done under the 20 Transfer Rule, you still may have your Sub-Account transfer privileges restricted as described below:

Upon request by an underlying Fund, and subject to applicable law, we may provide the underlying Fund with the Tax Identification Number, and other identifying information contained in our records, of Participants that engaged in Sub-Account transfers that resulted in our purchase, redemption, transfer or exchange of the shares of that underlying Fund.

We rely on the underlying Funds to identify a pattern or frequency of Sub-Account transfers that the underlying Fund wants us to investigate. Most often, the underlying Fund will identify a particular day where it experienced a higher percentage of shares bought followed closely by a day where it experienced the almost identical percentage of shares sold. Once an underlying Fund contacts us, we run a report that identifies all Participants who transferred in or out of that underlying Fund's Sub-Account on the day or days identified by the underlying Fund. We then provide the underlying Fund with information from the list so that it can determine whether the transfer activity violates its abusive transfer policy. The underlying Fund notifies us of each Participant in violation of its abusive transfer policy.

Hartford provides the underlying Fund's notice to plan sponsors. Based on this information, your plan sponsor may restrict, suspend or terminate Participants' Sub-Account transfer privileges. A plan sponsor may restrict, suspend or terminate a Participant's Sub-Account transfer privileges for a specified period of time or indefinitely.

Separate Account investors could be precluded from purchasing Fund shares if we reach an impasse with the underlying Fund on the execution of Fund abusive trading instructions. In other words, an underlying Fund could refuse to allow new purchases of shares by all Hartford variable product investors if we and the Fund cannot reach a mutually acceptable agreement on how to treat an investor who, in the Fund's opinion, has violated the Fund's abusive trading restrictions. The restrictions that result from the impasse do not affect your ability to redeem out of any Fund.

Since we combine many of the purchases of a particular underlying Fund for all the products through net trades, the underlying Fund is unable to identify transfers of any specific Participant. As a result, there is the risk that the underlying Fund may not be able to identify abusive transfers.

We may make changes to these procedures at any time.

ARE THERE ANY EXCEPTIONS TO THESE POLICIES?

GROUP VARIABLE ANNUITY CONTRACTS. The Contracts, and other group variable annuities or group funding agreements issued by us, are offered to retirement plans, and plan sponsors administer their plan according to plan documents and administrative services agreements. These retirement plan documents and administrative services agreements may or may not have restrictions on Sub-Account transfers. If these retirement plan documents and administrative services agreements have no restrictions on Sub-Account transfers, then Hartford may not be able to apply the 20 Transfer Rule and may not be able to apply any restriction on transfers. Hartford works with plan sponsors and plan administrators to deter frequent transfer activity. Hartford has had only limited success in this area. As discussed below, frequent transfers by individuals or entities that occur in the Contracts and in other investment or retirement products provided by Hartford may increase your costs under this Contract and may also lower your Participant Account's overall performance.

SOME OTHER ESTABLISHED EXCEPTIONS. In addition, you should be aware that the 20 Transfer Rule does not apply in all circumstances which we describe here:

    o The 20 Transfer Rule does not apply to Sub-Account transfers that occur automatically as part of an established asset allocation program or asset rebalancing program that rebalances a Participant's holdings on a periodic, pre-established basis according to the prior written instructions of the Participant or as part of a DCA program. That means that transfers that occur under these programs are not counted toward the 20 transfers allowed under the 20 Transfer Rule. We do not apply the 20 Transfer Rule to programs, like asset rebalancing, asset allocation and DCA programs, that allow Sub-Account transfers on a regularly scheduled basis because the underlying Funds expect these transfers and they usually do not represent the type of Sub-Account transfers that the underlying Funds find problematic.

POSSIBILITY OF UNDETECTED FREQUENT TRADING IN THE UNDERLYING FUNDS. You should also be aware that there may be frequent trading in the underlying Funds that Hartford is not able to detect and prevent, which we describe here:

    o There is a variable annuity that we offer that has no Contingent Deferred Sales Charge. We are aware that frequent traders have used this annuity in the past to engage in frequent Sub-Account transfers. We believe that we have addressed this practice by closing all the international and global funds available in the annuity. However, we cannot always tell if there is frequent trading in this product.

    o Many of the underlying Funds that make up the Sub-Accounts of this Contract are available for use with many different variable life insurance policies, variable annuity products and funding agreements, and they are offered directly to certain qualified retirement plans. Further, some of the underlying Funds in certain products for retirement plans are also available directly to the public on a retail basis to individuals or through omnibus accounts. Some of these products, plans and accounts may have less restrictive transfer rules or no transfer restrictions at all. Many of the group variable annuities or group funding agreements are offered to retirement plans, and plan sponsors administer their plan according to plan documents and administrative services agreements. If these retirement plan documents and administrative services agreements have no restrictions on Sub-Account transfers, then Hartford may not be able to apply the 20 Transfer Rule and may not be able to apply any restriction on transfers. Hartford works with plan sponsors and plan administrators to deter frequent transfer activity. Hartford has had only limited success in this area. Frequent transfers by individuals or entities that occur in other investment or retirement products provided by Hartford could have the same abusive affect as frequent Sub-Account transfers done by Participants of this Contract.

HOW AM I AFFECTED BY FREQUENT SUB-ACCOUNT TRANSFERS?

Frequent Sub-Account transfers often result in frequent purchases and redemptions of shares of the underlying Fund. Frequent purchases and redemptions of the shares of the underlying Funds may increase your costs under this Contract and may also lower your Participant Account's overall performance. Your costs may increase because the underlying Fund will pass on any increase in fees related to the frequent purchase and redemption of the underlying Fund's securities. There may also be administrative costs associated with these transactions.

Frequent transfers may also cause an underlying Fund to hold more cash than the underlying Fund would like to hold. A large cash position means that the underlying Fund will not be fully invested and may miss a rise in value of the securities that the Fund would have purchased. If the underlying Fund chooses not to hold a larger cash position, then it may have to sell securities that it would have otherwise like to have kept, in order to meet its redemptions obligations. Both of these measures could result in lower performance of the underlying Fund, which in turn would result in lower overall performance of your Participant Account.

Because frequent transfers may raise the costs associated with this Contract and lower performance, the effect may be a lower death benefit paid to your Beneficiary or lower annuity payouts to the Annuitant.

WHAT IF A PROSPECTUS FOR THE UNDERLYING FUNDS HAS DIFFERENT POLICIES AND PROCEDURES REGARDING FREQUENT TRADING?

We print the prospectus for the Contracts together with the prospectuses for the underlying Funds. While the prospectuses for the underlying Funds may describe policies and procedures regarding frequent trading that may be different from those described in the Contract prospectus, the policies and procedures described in the Contract prospectus control how we administer Sub-Account transfers.

SECTION IN REGISTRATION STATEMENT: PART A PROSPECTUS--"FEES AND PAYMENTS RECEIVED BY HARTFORD FROM THE FUND FAMILIES"

FEES AND PAYMENTS RECEIVED BY HARTFORD FROM THE FUND FAMILIES: We want you to know that Hartford receives substantial fees and payments with respect to the underlying funds that are offered as Sub-Accounts to your Plan through the Sub-Accounts Contract. We consider these fees and payments, among a number of other factors, when deciding to include a fund to the menu of Funds that we offer through the Contract. These fees and payments are received by Hartford under agreements between Hartford and the principal underwriters, transfer agents, investment advisers and/or other entities related to the Funds in amounts up to [XX] % of assets invested in a Fund. These fees and payments may include asset based sales compensation and service fees under distribution and/or servicing plans adopted by funds pursuant to Rule 12b-1 under the Investment Company Act of 1940. They may also include administrative service fees and additional payments and compensation sometimes referred to as "revenue sharing" payments. Hartford receives these fees and payments for its own account and expects to make a profit on the amount of the fees and payments that exceed Hartford's own expenses, including our expenses of paying compensation to broker-dealers, financial institutions and other persons for selling the Contracts.

We also want you to understand that not all fund families pay the same amount of fees and compensation to us and not all funds pay according to the same formula. Because of this, the amount of the fees and payments received by Hartford varies by fund and Hartford may receive greater or less fees and payments depending on which variable investment options your Plan selects.

    For Example:

    As one of its selected investment options in its Contract, the Any Company Retirement Plan maintains an average balance of $100,000 in an investment option investing in shares of a hypothetical mutual fund during the year. If the fund's principal underwriter pays Hartford a Rule 12b-1 fee at a rate of 0.50% of assets annually, and the fund's transfer agent pays Hartford an administrative service fee at a rate of 0.25% of assets annually, Hartford would receive $500 in 12b-1 fees and $250 in administrative service fees, for a total of $750 for that year due to the Plan's investment in the fund.

    If the Plan maintained an average balance of $100,000 in an investment option investing in a different fund during the year where that fund's principal underwriter pays Hartford a Rule 12b-1 fee at a rate of 0.25% of assets annually, and the fund's transfer agent pays Hartford an administrative services fee at a rate of $12 per Plan Participant Account invested in the investment option investing in the fund, and there are 20 participants with an account balance invested in that investment option, Hartford would receive $250 in 12b-1 fees and $240 in administrative service fees, for a total of $490 for that year due to the Plan's investment in the fund.

You should also know that the principal underwriters of certain funds have chosen to offer for sale, and Hartford has selected, fund share classes with asset based sales charges and/or service fees that may or may not be higher than other available share classes of the same fund. As a result of any higher asset based fees and charges paid by investors in such share classes, the amount of fees and payments that might otherwise need to be paid by such fund principal underwriters or their affiliates to Hartford would decrease.

Some of the Sub-Accounts available in the Contract invest in Funds that are part of our own affiliated family of funds. In addition to any fees and payments Hartford may receive with respect to those funds, one or more of our affiliates receives compensation from the funds, including among other things a management fee and 12b-1 fees from the funds.

For information on which underlying funds pay Hartford such fees and at what level, please call 1-800-874-2502, Option 4. Written information will be provided upon request.